Exhibit 2.2
AMENDMENT TO PURCHASE AGREEMENT
     This Amendment to Purchase Agreement (this “Amendment”), dated as of December 23, 2009, is made by and among Dollar Financial Group, Inc., a New York corporation (“Buyer”), Military Financial Services, LLC, a Delaware limited liability company (“Target”), Southfield Partners, LLC, a Delaware limited liability company (“Southfield”), Joseph S. Minor, a citizen and resident of Florida (“Minor”), Don Jacobs, a citizen and resident of Florida (“Jacobs”), Larry Mountford, a citizen and resident of Kentucky (“Mountford”), and Robert H. Nelson, a citizen and resident of Kentucky (“Nelson”). Each of Southfield, Minor, Jacobs, Mountford and Nelson is referred to individually as a “Seller”, and they are referred to collectively as the “Sellers”. Buyer, Sellers and Target are referred to collectively herein as the “Parties” and individually as a “Party”.
RECITALS
     A. Buyer, Target, and Sellers entered into that certain Purchase Agreement, dated as of October 28, 2009 (the “Purchase Agreement”), pursuant to which Buyer has agreed to purchase from Sellers, and Sellers have agreed to sell to Buyer, all of the outstanding membership interest of Target. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Purchase Agreement.
     B. The Parties desire to amend the Purchase Agreement as set forth below and the Parties have agreed to such amendment on the terms and conditions set forth herein.
AGREEMENT
     Now, therefore, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:
     Section 1. Amendments to Purchase Agreement.
     (a) The definition of “Escrow Funds” is hereby added to Section 1 of the Purchase Agreement in alphabetical order therein:
“Escrow Funds” has the meaning ascribed thereto in the Escrow Agreement.
     (b) The definition of “Initial Payment” is hereby added to Section 1 of the Purchase Agreement in alphabetical order therein:
“Initial Payment” has the meaning set forth in the Phantom Equity Surrender Agreements.
     (c) The definition of “Phantom Equity Payment” as set forth in Section 1 of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

“Phantom Equity Payment” means the sum of the amounts of the Initial Payments to which the Phantom Equity Unitholders are entitled to receive as a result of the Closing pursuant to the Phantom Equity Surrender Agreements.
     (d) The definition of “Pro-Rata Allocable Share” is hereby added to Section 1 of the Purchase Agreement in alphabetical order therein:
“Pro-Rata Allocable Share” means with respect to the share of any Seller or Phantom Equity Unitholder, the percentage interest set forth below, determined by dividing the number of Target Interest and/or Phantom Equity Units held by any Seller or Phantom Equity Unitholder or to which any Seller or Phantom Equity Unitholder is entitled by the aggregate total number of issued and outstanding Target Interests and Phantom Equity Units:

Seller	Target Interests	Percentage Interest
Southfield Partners, LLC	686,000	64.93%
Minor	147,000	13.91%
Jacobs	147,000	13.91%
Mountford (as Seller)	10,000	0.95%
Nelson (as Seller)	10,000	0.95%
Phantom Equity Unitholder	Phantom Equity Units
Nelson (as Phantom Equity Unitholder)	22,222	2.10%
Michelle Berndt	277.75	0.03%
Steve Hoback	11,112	1.05%
Sherri Helmond	11,112	1.05%
Steven Weber	11,112	1.05%
Mountford (as Phantom Equity Unitholder)	694.5	0.07%
TOTAL:	1,056,530.25	100.00%
     (e) The definition of “Sellers’ Aggregate Pro-Rata Allocable Share” is hereby added to Section 1 of the Purchase Agreement in alphabetical order therein:
“Sellers Aggregate Pro-Rata Allocable Share” means the sum of the Pro-Rata Allocable Shares of the Sellers.

     (f) The definition of “Phantom Equity Unitholders’ Pro-Rata Allocable Share” is hereby added to Section 1 of the Purchase Agreement in alphabetical order therein:
“Phantom Equity Unitholders’ Aggregate Pro-Rata Allocable Share” means the sum of the Pro-Rata Allocable Shares of the Phantom Equity Unitholders.
     (g) Section 2(b)(ii)(B) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:
to Target, by wire transfer of immediately available funds pursuant to the wiring instructions set forth for Target on Exhibit D, an amount equal to the Phantom Equity Payment, it being understood that Target shall then distribute such Phantom Equity Payment, less all applicable withholding, ratably to the Phantom Equity Unitholders in accordance with the terms of the Phantom Equity Surrender Agreements as the “Initial Payments” required to be paid by Target thereunder.
     (h) Section 2(c)(i) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:
(i) Target shall obtain from each Phantom Equity Unitholder prior to the Closing a Phantom Equity surrender agreement substantially in the form attached hereto as Exhibit E (each, an “Phantom Equity Surrender Agreement”), duly executed and delivered by such Phantom Equity Unitholder, which shall include an agreement from such Phantom Equity Unitholder that his or her Phantom Equity Units will be terminated effective immediately prior to the Closing in consideration of the cash payments described therein. Target and Sellers’ Representative shall deliver to Buyer, no later than two (2) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target attaching a statement setting forth the amount of the Phantom Equity Payment and the Initial Payments that will be due to each Phantom Equity Unitholder pursuant to such Phantom Equity Unitholder’s Phantom Equity Surrender Agreement at the Closing (the “Phantom Equity Payment Statement”); provided, however, that Sellers’ Representative shall be entitled to revise the amounts set forth on such Phantom Equity Payment Statement after its initial delivery to Buyer to make appropriate adjustments to the Phantom Equity Payment and the Initial Payments, and the portion thereof to which each Phantom Equity Unitholder is entitled, to account for the change in the amount of the Estimated Working Capital Adjustment agreed to by Buyer and Sellers’ Representative after Target’s initial delivery of its calculation of the Estimated Working Capital Adjustment to Buyer. It shall be deemed for all purposes of this Agreement that the Initial Payments are made pursuant to the Phantom Equity Surrender Agreements, and the Phantom Equity Units are cancelled, immediately prior to the sale of the Target Interests. It is the Parties’ intention that Sellers bear the burden of making such Initial Payments and thus, are entitled to any Tax deduction associated with such Initial Payments. Target, Buyer and Sellers hereby agree not to take a position inconsistent with the preceding sentence on any Tax Return or in any Tax-related proceeding.

     (i) Section 2(g)(i) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:
(i) If the Final Closing Working Capital Adjustment is positive (a “Positive Adjustment Amount”), then Buyer shall, within 5 Business Days of the Final Settlement Date, pay an aggregate amount equal to such Positive Adjustment Amount plus interest on such amount at the Applicable Rate from the Closing Date to the date such payment is made pursuant to this Section 2(g)(i) (calculated on the basis of a year of 365 days and the actual number of days elapsed between the Closing Date and such payment date) (the “Gross Positive Adjustment Amount”) as follows: (A) Buyer shall deliver an amount equal to the product of the Gross Positive Adjustment Amount and the Sellers’ Aggregate Pro-Rata Allocable Share to the Sellers’ Representative, for the benefit of each Seller and each Phantom Equity Unitholder, based upon each Seller’ Pro-Rata Allocable Share, by wire transfer of immediately available funds to such account designated by the Sellers’ Representative, and (B) Buyer shall cause Target to deliver to the Phantom Equity Unitholders an amount equal to the product of the Gross Allocable Adjustment Amount and the Phantom Equity Unitholders’ Aggregate Pro-Rata Allocable Share in accordance with the terms of the Phantom Equity Surrender Agreements (subject in each case to withholding for taxes as shall be required to pursuant to any applicable law or regulation).
     (j) Section 2(j) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:
     Restricted Cash. No later than five (5) Business Days after March 15, 2011, Target shall pay an amount equal to fifty percent (50%) of the amount of Restricted Cash as of the close of business on March 15, 2011 (the “Aggregate Restricted Cash Amount”) as follows: (i) Target shall deliver an amount equal to the product of the Aggregate Restricted Cash Amount and the Sellers’ Aggregate Pro-Rata Allocable Share to Sellers’ Representative, for the benefit of each Seller based upon each Seller’s Pro-Rata Allocable Share, by wire transfer of immediately available funds to such account designated by Sellers’ Representative, and (ii) Target shall pay to the Phantom Equity Holders an amount equal to the product of the Aggregate Restricted Cash Amount and the Phantom Equity Unitholders’ Aggregate Pro-Rata Allocable Share in accordance with the terms of the Phantom Equity Surrender Agreements (subject in each case to withholding for taxes as shall be required to pursuant to any applicable law or regulation).
     (k) Section 8(b)(i)(C) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:
any amounts with respect to (1) Indebtedness not set forth on the Indebtedness Statement, (2) Target Expenses not set forth on the Expense Statement, (3) Change of Control Payments not set forth on the Change of Control Payment

Statement, or (4) the Initial Payments or any other payments pursuant to the Phantom Equity Plan or any Phantom Equity Units, but solely to the extent not specifically provided for in this Agreement or the Phantom Equity Surrender Agreements;
     (l) The following sentence shall be added to Section 8(g) of the Purchase Agreement after the final sentence thereof:
To the extent that the Phantom Equity Holders are entitled under the terms of the Phantom Equity Surrender Agreements to receive payments with respect to the Escrow Funds, Target shall distribute to the Phantom Equity Holders, promptly after Target’s receipt from the Escrow Agent pursuant to the terms of the Escrow Agreement, such portion of the Escrow Funds to which each of the Phantom Equity Unitholders is entitled in accordance with the provisions of such Phantom Equity Unitholder’s Phantom Equity Surrender Agreements (subject to withholding for taxes as shall be required to pursuant to any applicable law or regulation).
     (m) Exhibit E to the Purchase Agreement is hereby deleted in its entirety and Annex 1 attached hereto is inserted in lieu thereof.
     (n) Exhibit H to the Purchase Agreement is hereby deleted in its entirety and Annex 2 attached hereto is inserted in lieu thereof.
     Section 2. Representations and Warranties. The Parties hereby represents and warrants as follows:
     (a) Such Party has all necessary power and authority (including, if such Party is an entity, full corporate or other entity power and authority, and if such Party is a natural person, full legal capacity) to execute and deliver this Amendment and to perform his, her, or its obligations hereunder and thereunder. If such Party is an entity, the execution and delivery of this Amendment, and the performance of its obligations and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Party.
     (b) This Amendment has been duly and validly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Parties, the Amendment is the valid and legally binding obligation of such Party, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in Law or equity).
     Section 3. Miscellaneous.
     (a) APPLICABLE LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION)

THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.
     (b) Counterparts. This Amendment may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Amendment shall become effective when each Party hereto shall have received counterparts thereof signed and delivered (by facsimile, electronic transmission or otherwise) by all of the Parties hereto.
     (c) Headings. The section headings contained in this Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Amendment.
     (d) Severability. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (e) Construction. The Parties have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Amendment.
     (f) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Amendment are incorporated herein by reference and made a part hereof.
     (g) Purchase Agreement. Except as expressly set forth herein, the amendments provided herein shall not by implication or otherwise limit, constitute a waiver of, or otherwise affect the rights and remedies of the Parties under the Purchase Agreement or any other related document, nor shall they constitute a waiver of any Default, nor shall they alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Purchase Agreement or any related document. Each of the amendments provided herein shall apply and be effective only with respect to the provisions of the Purchase Agreement specifically referred to by such amendment. Except as expressly amended herein, the Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof.
[Signature page follows this page.]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized officers, all as of the date first above written.

DOLLAR FINANCIAL GROUP, INC.
By:	/s/ Roy W. Hibberd
Name:	Roy W. Hibberd
Title:	Senior Vice President and Secretary

SOUTHFIELD PARTNERS, LLC
By:	Southfield Capital Advisors, LLC, its Manager

By:	/s/ Richard T. Dell'Aquila
Name:	Richard T. Dell'Aquila
Title:	Principal

/s/ Joseph S. Minor
Joseph S. Minor

/s/ Don Jacobs
Don Jacobs

/s/ Larry Mountford
Larry Mountford

/s/ Robert H. Nelson
Robert H. Nelson